Exhibit 99.1

PRESS RELEASE

CRESCENT POINT ANNOUNCES STRATEGIC TORQUAY CONSOLIDATION
ACQUISITION OF CANERA ENERGY CORP.
AND UPWARDLY REVISED 2014 GUIDANCE

April 23, 2014  CALGARY, ALBERTA. Crescent Point Energy Corp. (“Crescent Point” or the “Company”) (TSX and NYSE: CPG) is pleased to announce that it has entered into an arrangement agreement (the “CanEra Arrangement”) to acquire all of the issued and outstanding shares of CanEra Energy Corp. (“CanEra”), a privately held southeast Saskatchewan oil and gas producer with a large Torquay land position and production of approximately 10,000 boe/d (the “CanEra Assets”). Total consideration for CanEra is approximately $1.1 billion, including approximately 12.9 million Crescent Point shares, $192 million of cash consideration and the assumption of approximately $348 million of net debt.

The CanEra Assets include more than 260 net sections of land with Torquay potential, of which more than 200 net sections are exploratory land and 60 net sections are in Crescent Point’s core Flat Lake area. In total, Crescent Point now has exposure to more than 880 net sections of land with Torquay potential, of which more than 280 net sections are in the core Flat Lake area. The CanEra Assets also include high-quality, long-life southeast Saskatchewan conventional production of approximately 10,000 boe/d with low decline rates, high netbacks and significant free cash flow. The successful completion of the CanEra Arrangement is also expected to drive a seven percent reduction in Crescent Point’s total payout ratio in 2015, due to the strong cash flow-generating capability of the acquired assets and low associated maintenance capital requirements.

“There are two major aspects of this deal that fit really well with our business plan for stable, long-term growth,” said Scott Saxberg, president and CEO of Crescent Point. “The assets consolidate and complement our conventional assets and will generate significant free cash flow, and the 260 net sections of Torquay land we gain provide further exposure and upside potential in a play that we’re very excited about.”

Assuming the successful completion of the CanEra Arrangement on or about May 15, 2014, Crescent Point is upwardly revising its 2014 guidance for production and funds flow from operations. The Company’s 2014 exit production rate is expected to increase by seven percent to 145,000 from 135,000 boe/d and its average daily production in 2014 is expected to increase by five percent to 133,000 boe/d from 126,500 boe/d. The Company’s funds flow from operations for 2014 are expected to increase by six percent to $2.38 billion from $2.25 billion. Capital expenditures for the year are expected to increase by 1.4 percent, or $25 million, which is expected to maintain CanEra’s current production levels for the year.

STRATEGIC RATIONALE

The successful completion of the CanEra Arrangement is expected to increase Crescent Point’s Torquay exposure in its core Flat Lake area by 27 percent to more than 280 net sections. The CanEra Assets to be acquired include 60 net sections of land in the core of the Company’s Flat Lake area in southeast Saskatchewan. The Company has identified more than 80 net Torquay drilling locations on these lands. As Crescent Point announced on April 14, 2014, the Company has delineated a significant Torquay discovery in Flat Lake and is pleased with results to date. Combined with the CanEra Assets, Crescent Point has identified more than 480 low-risk Torquay drilling locations on these combined lands.

The CanEra Arrangement also builds on the Company’s significant Torquay exploratory land position, adding more than 200 net sections to its existing 400 net sections for a combined total of more than 600 net sections of exploratory land. Including the more than 280 net sections of core Flat Lake land, Crescent Point now has exposure to more than 880 net sections of land with Torquay potential.

“This acquisition adds to our low-risk drilling inventory in the Flat Lake area and provides increased exposure on the greater exploration trend,” said Saxberg. “We have a successful track record of finding and developing new resource plays that have enhanced our growth and we are excited about the potential we see in the Torquay.”

Based on an estimated annual decline rate of approximately 16 percent, Crescent Point expects annual maintenance capital of approximately $40 million in order to maintain production from the CanEra asset base in the 10,000 boe/d range for 2015. Anticipated free cash flow of approximately $180 million from the CanEra Assets would result in an estimated seven percent reduction in Crescent Point’s total payout ratio, assuming a WTI oil price of US$100.

“The low decline rate of CanEra’s assets should work in tandem with our successful waterflooding programs in the Bakken and Shaunavon to continue lowering our corporate decline rate and to enhance the dual-track growth plan we’ve implemented,” said Saxberg.

The CanEra Arrangement further consolidates Crescent Point’s Viewfield Bakken light oil resource play and is expected to facilitate the Company’s waterflood plans in the area. CanEra is the largest remaining working-interest partner in the Viewfield Bakken waterflood project.

CANERA ARRANGEMENT

Under the terms of the CanEra Arrangement, Crescent Point has agreed to acquire all of the issued and outstanding shares of CanEra for an aggregate of 12.9 million Crescent Point shares and cash consideration of $192 million. In addition, Crescent Point expects to assume approximately $348 million of CanEra net debt, including deal costs. The Company’s aggregate consideration for CanEra is approximately $1.1 billion, based on a price of $44.50 per Crescent Point share.

The acquisition is consistent with Crescent Point’s strategy of consolidating large oil-in-place assets. With its long-life and low-decline assets, the CanEra Assets are expected to provide steady production and free cash flow, and to provide long-term production, reserves and cash flow growth, particularly in the Bakken and Torquay formations in Crescent Point’s core Flat Lake area.

Key attributes of the CanEra Assets to be acquired:

•	Production of approximately 10,000 boe/d, approximately 96 percent of which is high-quality, long-life light and medium crude oil;

•	More than 260 net sections of land with Torquay potential, of which more than 200 net sections are exploratory land and 60 net sections are in the Company’s core Flat Lake area;

•	More than 80 net internally identified Torquay drilling locations;

•	Netback of approximately $64.00/boe based on US$100.00/bbl WTI, Cdn$4.65/mcf AECO and US$/CDN$0.90 exchange rate; and

•	Tax pools estimated at approximately $600 million.

Reserves Summary

Independent engineers have assigned reserves utilizing NI 51-101 reserve definitions, effective April 30, 2014, as follows:

•	Approximately 52.1 million boe of proved plus probable and 34.4 million boe of proved reserves; and

•	Reserve life index of 14.3 years proved plus probable and 9.4 years proved.

ACQUISITION METRICS

Based on the above expectations for the CanEra Arrangement, the estimated acquisition metrics are as follows:

1.	2014 Cash Flow Multiple:

-	4.8 times based on production of 10,000 boe/d

2.	Production:

-	$111,400 per producing boe based on 10,000 boe/d

-	Netback of approximately $64.00/boe

3.	Reserves:

-	$21.38 per proved plus probable boe (recycle ratio of 3.0 times)

-	$32.39 per proved boe (recycle ratio of 2.0 times)

The above metrics are based on a price forecast of US$100.00/bbl WTI, Cdn$4.65/mcf AECO and US$/CDN$0.90 exchange rate.

The CanEra Arrangement is expected to be accretive to Crescent Point’s per share reserves, production and cash flow on a debt adjusted basis.

FINANCIAL ADVISORS

BMO Capital Markets acted as financial advisor to Crescent Point with respect to the CanEra Arrangement.

TD Securities Inc. acted as financial advisor to CanEra with respect to the CanEra Arrangement.

BOARDS OF DIRECTORS APPROVALS AND RECOMMENDATIONS

The board of directors of Crescent Point has unanimously approved the CanEra Arrangement and the board of directors of CanEra has unanimously recommended approval of the CanEra Arrangement. The CanEra board of directors has determined that the consideration to be received by CanEra shareholders pursuant to the CanEra Arrangement is fair to CanEra shareholders. The officers, directors and largest shareholders of CanEra, holding approximately 99 percent of CanEra’s issued and outstanding shares, have executed support agreements and have agreed to vote their CanEra securities in favour of the CanEra Arrangement.

The CanEra Arrangement is subject to customary regulatory, court and other approvals and is expected to close on or about May 15, 2014.

UPWARDLY REVISED GUIDANCE FOR 2014

Crescent Point continues to execute its business plan of creating sustainable value-added growth in reserves, production and cash flow through management’s integrated strategy of acquiring, exploiting and developing high-quality, long-life light and medium oil and natural gas properties in United States and Canada.

As a result of the CanEra Arrangement, Crescent Point is upwardly revising its 2014 guidance for production and funds flow from operations. The Company’s 2014 exit production rate is expected to increase by seven percent to 145,000 and its average daily production in 2014 is expected to increase by five percent to 133,000 boe/d. Crescent Point expects to maintain CanEra’s current production levels and to add 10,000 boe/d to its exit 2014 production rate by increasing its capital expenditures budget by $25 million.

Crescent Point’s funds flow from operations for 2014 are expected to increase by six percent to $2.38 billion.

“The CanEra deal is accretive to us in terms of production, reserves and cash flow in 2014 and should drive a seven percent reduction in our all-in payout ratio next year,” said Saxberg. “We expect an even bigger positive impact over the long term as these assets contribute to lower declines and enhance the dual-track growth plan we’ve implemented over the past several years.”

Crescent Point’s balance sheet remains strong, with projected average net debt to 12-month cash flow of approximately 1.1 times. The Company continues to execute its aggressive hedging program, using both WTI and WTI-differential oil hedges to provide a steady cash flow and reduce volatile North American oil price differentials. The Company’s hedging program has provided financial strength and stability since Crescent Point’s inception in 2001.

As at April 17, 2014, the Company had hedged 66 percent of its oil production, net of royalty interest, for the remainder of 2014. The Company had also hedged 34 percent, 19 percent and 4 percent of its expected oil production, net of royalty interest, for 2015, 2016 and the first half of 2017, respectively. Average quarterly hedge prices range from Cdn$90 per bbl to Cdn$94 per bbl. The Company also has an average of approximately 13,500 bbl/d of WTI oil differentials locked in for 2014. Crescent Point’s hedges provide upside participation when oil prices increase while also providing a steady cash flow.

Crescent Point believes it is well-positioned to continue generating strong operating and financial results through 2014 and beyond.

2014 GUIDANCE

The Company’s upwardly revised guidance for 2014 is as follows:

Production	Prior	Revised
Oil and NGL (bbls/d)	115,000	121,300
Natural gas (mcf/d)	69,000	70,200
Total (boe/d)	126,500	133,000
Exit (boe/d)	135,000	145,000
Annualized fourth quarter funds flow from operations ($000) (1)	2,460,000	2,680,000
Funds flow from operations ($000)	2,250,000	2,380,000
Funds flow per share – diluted ($)	5.59	5.79
Cash dividends per share ($)	2.76	2.76
Capital expenditures (2)
Drilling and completions ($000)	1,420,000	1,445,000
Facilities, land and seismic ($000)	330,000	330,000
Total ($000)	1,750,000	1,775,000
Pricing
Crude oil – WTI (US$/bbl)	100.00	100.00
Crude oil – WTI (Cdn$/bbl)	111.11	111.11
Corporate oil differential (%)	13	13
Natural gas – AECO (Cdn$/mcf)	4.65	4.65
Exchange rate (US$/Cdn$)	0.90	0.90

(1)    Annualized fourth quarter funds flow from operations is fourth quarter funds flow from operations multiplied by four.

(2)    The projection of capital expenditures excludes acquisitions, which are separately considered and evaluated.

RESERVES DATA

There are numerous uncertainties inherent in estimating quantities of crude oil, natural gas and NGL reserves and the future cash flows attributed to such reserves. The reserve and associated cash flow information set forth above are estimates only. In general, estimates of economically recoverable crude oil, natural gas and NGL reserves and the future net cash flows therefrom are based upon a number of variable factors and assumptions, such as historical production from the properties, production rates, ultimate reserve recovery, timing and amount of capital expenditures, marketability of oil and natural gas, royalty rates, the assumed effects of regulation by governmental agencies and future operating costs, all of which may vary materially. For these reasons, estimates of the economically recoverable crude oil, NGL and natural gas reserves attributable to any particular group of properties, classification of such reserves based on risk of recovery and estimates of future net revenues associated with reserves prepared by different engineers, or by the same engineers at different times, may vary. Crescent Point's and CanEra's actual production, revenues, taxes and development and operating expenditures with respect to its reserves will vary from estimates thereof and such variations could be material.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this press release constitute "forward-looking statements" within the meaning of section 27A of the Securities Act of 1933 and section 21E of the Securities Exchange Act of 1934. The Company has tried to identify such forward-looking statements by use of such words as "could", "should", "can", "anticipate", "expect", "believe", "will", "may", “intend”, “projected”, “sustain”, “continues”, “strategy”, “potential”, “projects”, “grow”, “take advantage”, “estimate”, “well-positioned” and other similar expressions, but these words are not the exclusive means of identifying such statements.

In particular, this press release contains forward-looking statements pertaining to the following: the performance characteristics of Crescent Point's and CanEra's oil and natural gas properties; oil and natural gas production levels; capital expenditure programs; drilling programs; the quantity of Crescent Point's and CanEra's oil and natural gas reserves and anticipated future cash flows from such reserves; the quantity of drilling locations in inventory; projections of commodity prices and costs; anticipated benefits of the CanEra Arrangement; supply and demand for oil and natural gas; expectations regarding the ability to raise capital and to continually add to reserves through acquisitions and development; expected debt levels and credit facilities; and treatment under governmental regulatory regimes.

There are risks also inherent in the nature of the proposed CanEra Arrangement, including failure to realize anticipated synergies or cost savings; risks regarding the integration of the two entities; incorrect assessment of the value of CanEra; and failure to obtain the required shareholder, court, regulatory and other third party approvals.

This press release also contains forward-looking statements and information concerning the anticipated completion of the proposed CanEra Arrangement and the anticipated timing for completion thereof. Crescent Point has provided these anticipated times in reliance on certain assumptions that Crescent Point believes are reasonable at this time, including assumptions as to the timing of receipt of the necessary regulatory and court approvals and the time necessary to satisfy the conditions to the closing of the CanEra Arrangement. These dates may change for a number of reasons, including unforeseen delays in preparing meeting materials, inability to secure necessary regulatory or court approvals in the time assumed or the need for additional time to satisfy the conditions to the completion of the CanEra Arrangement. Accordingly, readers should not place undue reliance on the forward-looking statements and information contained in this press release concerning these times. Readers are cautioned that the foregoing list of factors is not exhaustive.

All forward-looking statements are based on Crescent Point’s beliefs and assumptions based on information available at the time the assumption was made. Crescent Point believes that the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this report should not be unduly relied upon. By their nature, such forward-looking statements are subject to a number of risks, uncertainties and assumptions, which could cause actual results or other expectations to differ materially from those anticipated, expressed or implied by such statements, including those material risks discussed in our annual information form under “Risk Factors” and our Management’s Discussion and Analysis for the year ended December 31, 2013, under the headings “Risk Factors” and “Forward-Looking Information.” The material assumptions are disclosed in the Management’s Discussion and Analysis for the year ended December 31, 2013, under the headings “Dividends”, “Capital Expenditures”, “Decommissioning Liability”, “Liquidity and Capital Resources”, “Critical Accounting Estimates”, “Future Changes in Accounting Policies” and “Outlook” and include, but are not limited to: financial risk of marketing reserves at an acceptable price given market conditions; volatility in market prices for oil and natural gas; delays in business operations, pipeline restrictions, blowouts; the risk of carrying out operations with minimal environmental impact; industry conditions including changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; uncertainties associated with estimating oil and natural gas reserves; economic risk of finding and producing reserves at a reasonable cost; uncertainties associated with partner plans and approvals; operational matters related to non-operated properties; increased competition for, among other things, capital, acquisitions of reserves and undeveloped lands; competition for and availability of qualified personnel or management; incorrect assessments of the value of acquisitions and exploration and development programs; unexpected geological, technical, drilling, construction and processing problems; availability of insurance; fluctuations in foreign exchange and interest rates; stock market volatility; failure to realize the anticipated benefits of acquisitions; general economic, market and business conditions; uncertainties associated with regulatory approvals; uncertainty of government policy changes; uncertainties associated with credit facilities and counterparty credit risk; and changes in income tax laws, tax laws, crown royalty rates and incentive programs relating to the oil and gas industry. The impact of any one risk, uncertainty or factor on a particular forward-looking statement is not determinable with certainty as these are interdependent and Crescent Point’s future course of action depends on management’s assessment of all information available at the relevant time.

Barrels of oil equivalent (“boes”) may be misleading, particularly if used in isolation. A boe conversion ratio of 6 Mcf: 1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Additional information on these and other factors that could affect Crescent Point’s operations or financial results are included in Crescent Point’s reports on file with Canadian and U.S. securities regulatory authorities. Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed herein or otherwise and Crescent Point undertakes no obligation to update publicly or revise any forward-looking information, whether as a result of new information, future events or otherwise, unless required to do so pursuant to applicable law. All subsequent forward-looking statements, whether written or oral, attributable to Crescent Point or persons acting on the Company’s behalf are expressly qualified in their entirety by these cautionary statements.

Crescent Point is one of Canada’s largest light and medium oil producers, with a market capitalization of approximately $16 billion and an annual dividend of CDN$2.76 per share.

CRESCENT POINT ENERGY CORP.

Scott Saxberg,

President and Chief Executive Officer

FOR MORE INFORMATION ON CRESCENT POINT ENERGY, PLEASE CONTACT:

Greg Tisdale, Chief Financial Officer, or Trent Stangl, Vice President Marketing and Investor Relations.

Telephone: (403) 693-0020 Fax: (403) 693-0070	Toll-free (U.S. & Canada): 888-693-0020 Website: www.crescentpointenergy.com

Crescent Point shares are traded on the Toronto Stock Exchange and the NYSE, both under the symbol CPG.

Crescent Point Energy Corp.
Suite 2800, 111-5th Avenue S.W.
Calgary, Alberta, T2P 3Y6